UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

            Potters Financial Corporation (holding company for, and successor registrant to, The Potters Savings and Loan Company)
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                                (Name of Issuer)

   Common Shares, $1.00 par value per share (successor class of securities to
                       Common Stock, $1.00 Stated Value)
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                         (Title of Class of Securities)

                                   738109107
                        -------------------------------
                                 (CUSIP Number)

             Stephen H. Hersch, 1578 West Jackson Street, Suite 150
                      Painesville, OH 44077 (216) 350-0475
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 2, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquistion which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


--------------------------------               ---------------------------------
  CUSIP NO. 738109107                            PAGE 2 OF 8 PAGES
--------------------------------               ---------------------------------

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     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

          Financial Focus, L.P.

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     CHECK OF APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [  ]
2                                                                      (b) [XX]

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     SEC USE ONLY
3

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     SOURCE OF FUNDS*
4
     00
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
5    PURSUANT TO ITEMS 2(d) or 2(E)

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
          State of Delaware
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                    SOLE VOTING POWER
               7
 NUMBER OF          40,410
    SHARES          ------------------------------------------------------------
 BENEFICALLY        SHARED VOTING POWER
  OWNED BY     8
    EACH            -0-
 REPORTING          -----------------------------------------------------------
   PERSON           SOLE DISPOSITIVE POWER
    WITH       9
                    40,410
                    ------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
              10
                     -0-
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    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
11
          40,410
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    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
12

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    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        8.0% (based on 506,169 shares outstanding as contained in the
          Issuer's Form 10-QSB as filed for the quarter ended
          September 30, 1996)
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14  PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 8 pages

      This Amendment No. 2 (the "Amendment No. 2") to the statement on Schedule 13D dated June 30, 1996 (as of October 1, 1995), as amended by Amendment No. 1 to the statement on Schedule 13D dated June 30, 1996 (the "Statement"), amends and restates the Statement by (i) amending and restating the responses to Items 5(a), 5(b) and 5(c) in the Statement, and (ii) restating electronically the entire text of the Statement, as amended, in accordance with Rule 101 of Regulation S-T, since this Amendment No. 2 is the first electronic amendment to the paper format Statement being filed electronically on the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system, as stated below.

ITEM 1.     SECURITY AND ISSUER

      The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the Common Stock, $1.00 Stated Value ("Common Stock"), of The Potters Savings and Loan Company ("Potters"). On March 11, 1996, Potters was reorganized into the holding company structure of ownership. As a result, Potters Financial Corporation ("PFC"), a unitary savings and loan holding company, became the holder of all the outstanding shares of Common Stock of Potters, and the former shareholders of Potters received Common Shares, $1.00 par value per share (the "Common Shares"), of PFC. Potters and PFC shall, as the context requires, be referred to as the "Issuer". The Common Stock and the Common Shares shall, as the context requires, be referred to as the "Stock." The address for the principal executive offices of Potters and PFC is 519 Broadway, East Liverpool, Ohio 43920.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by Financial Focus, L.P. ("Financial Focus" or the "Reporting Person").

      The information set forth below is provided for the Reporting Person and each person enumerated in General Instruction C to Schedule 13D.

      Financial Focus is a Delaware limited partnership, whose principal business is investing primarily in stocks of thrift institutions, small banks and other financial and financial service companies. The address of its principal business and its principal office is 171 Church Street, Suite 330, Charleston, South Carolina 29401.

      Polaris Private Managers Ltd. ("Polaris"), a Delaware corporation, is the sole general partner of Financial Focus. The principal business of Polaris is managing the investments of certain limited partnerships, including Financial Focus. The address of its principal business and its principal office is the same as that for Financial Focus.

John C. Pernell ("Pernell") is the President and sole shareholder of Polaris. He is also President of Polaris Investment Partners, Inc. ("Polaris Investment"), a registered investment adviser, whose principal business is providing administrative and recordkeeping services to Polaris, Polaris Investment and other investment entities. The business addresses for Pernell and


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                                                              Pages 4 of 8 pages

Polaris Investment are the same as that for Financial Focus. Pernell is a citizen of the United States.

      Stephen H. Hersch ("Hersch") is the Senior Vice President of Polaris. He is primarily responsible for managing the investments of Financial Focus. His business address is 1578 West Jackson Street, Suite 150, Painesville, Ohio 44077. Hersch is a citizen of the United States.

      During the last five years, neither the Reporting Person or the other persons described above in this Item 2 (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (II) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Reporting Person and the other persons described above in this
Item 2 disclaims (I) the existence of any group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"); (II) beneficial ownership of any shares of Common Stock attributed to such Reporting Person or such other person by this Statement for the purposes of Section 13(d) of the Act; and (III) beneficial ownership of any shares of Common Stock attributed to any other Reporting Person or any other person by this Statement for purposes of
Section 13(d) of the Act.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of October 1, 1995, Polaris acquired the sole general partner's interest in Crown Financial Partners, Ltd. ("CFPI") from Rugby Concord Management, Inc. ("RCM Inc.") in consideration for a promissory note in the principal amount of $50,000. The assets of CFPI included, among others, 41,600 shares of Common Stock. (Such shares include 4,000 shares inadvertently omitted from the Statement, as originally filed.) Contemporaneously, Polaris changed the name of CFPI to "Financial Focus, L.P." Financial Focus may be deemed to have indirectly acquired such shares of Common Stock. Such shares of Common Stock were not purchased with borrowed funds, other than as described above in this
Item 3.

      On May 17, 1996, Financial Focus used $110,572.50 of its funds to purchase 6,500 shares of Common Stock. Such shares were not purchased with borrowed funds.

ITEM 4.     PURPOSE OF TRANSACTION

      The Reporting Person acquired its shares of Common Stock for investment purposes only. The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, based on a continuing review of its investment in shares of Common Stock (which review may include conditions affecting the general economy, the relevant regional economy, the securities markets, the financial institution and thrift industries and the Issuer),


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                                                              Pages 5 of 8 pages

acquire additional shares of Common Stock or dispose of shares of Common Stock, and/or modify or change the purpose of its acquisition.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of October 1, 1995, Financial Focus may be deemed to own beneficially 41,600 shares (which include 4,000 shares inadvertently omitted from the Statement, as originally filed) of Common Stock held for the principal benefit of its limited partners which, based on the 529,809 outstanding shares of Common Stock as contained in the Issuer's Form 10-QSB as filed for the quarter ended September 30, 1995, represent 7.8% (which reflects the additional 4,000 shares inadvertently omitted from the Statement, as originally filed) of such outstanding shares.

      As of June 30, 1996, Financial Focus may be deemed to own beneficially 48,100 shares (which include 4,000 shares inadvertently omitted from Amendment No. 1 to the Statement, as originally filed) of Common Stock held for the principal benefit of its limited partners which, based on the 532,809 outstanding shares of Common Stock as contained in the Issuer's Form 10- QSB as filed for the quarter ended March 31, 1996, represent 9.0% (which reflects the additional 4,000 shares inadvertently omitted from Amendment No. 1 to the Statement, as originally filed) of such outstanding shares.

      As of November 2, 1996, Financial Focus may be deemed to own beneficially 40,410 shares of Common Stock held for the principal benefit of its limited partners which, based on the 506,169 outstanding shares of Common Stock as contained in the Issuer's Form 10-QSB as filed for the quarter ended September 30, 1996, represent 8.0% of such outstanding shares.

      Each of the Reporting Person, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock which may be attributed to him or it, as described above in Item 2.

      (b) As of October 1, 1995, Financial Focus may be deemed to have sole voting power and sole disposition power with respect to 41,600 shares (which include 4,000 shares inadvertently omitted from the Statement, as originally filed) of Common Stock held for the principal benefit of its limited partners; as of June 30, 1996, Financial Focus may be deemed to have sole voting power and sole disposition power with respect to 48,100 shares (which include 4,000 shares inadvertently omitted from the Statement, as originally filed) of Common Stock held for the principal benefit of its limited partners; and as of November 2, 1996, Financial Focus may be deemed to have sole voting power and sole disposition power with respect to 40,410 shares of Common Stock held for the principal benefit of its limited partners. If, however, any of the limited partners of Financial Focus were to withdraw their capital from Financial Focus, it could be required to dispose of some or all of such shares in order to return the capital of such limited partner(s) to them and, in such case, Financial Focus may be deemed to share disposition power with the limited partners of Financial Focus with respect to such shares.

      Each of the Reporting Person, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock attributed to him or it, as described above in Item 2.


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                                                               Page 6 of 8 pages

      (c) During the sixty (60) days prior to and including October 1, 1995, Financial Focus indirectly effected on October 1, 1995 the purchase of 41,600 shares (which include 4,000 shares inadvertently omitted from the Statement, as originally filed) of Common Stock by acquiring the sole general partner's interest in CFPI (whose assets included, among others, such shares of Common Stock) from RCM Inc. in consideration for a promissory note in the principal amount of $50,000, as described above in Item 3. In view of the nature of such transaction and the fact that CFPI's assets included assets in addition to such shares of Common Stock, it is not possible to determine the price per share that may be attributed to such shares of Common Stock.

      During the sixty (60) days prior to and including May 17, 1996, Financial Focus effected the following transaction in shares of Common Stock by making the purchase of such shares on the National Association of Securities Dealers Quotation (NASDAQ) System, as follows:

            DATE              NO. SHARES        PRICE PER SHARE
            ----              ----------        ---------------

            5-17-96              1,500                $16.22

      During the sixty (60) days prior to and including November 2, 1996, Financial Focus effected the following transaction in shares of Common Stock by making the sale of such shares on the National Association of Securities Dealers Quotation (NASDAQ) System, as follows:

            DATE              NO. SHARES        PRICE PER SHARE
            ----              ----------        ---------------

            11-2-96              7,690                $17.83

      (d) As noted in paragraph (b) of this Item 5, if any of the limited partners of Financial Focus were to withdraw their capital from Financial Focus they could, in effect, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock from Financial Focus. In addition, if any of the persons identified in Item 6 of this Statement in connection with Financial Focus had the right to receive or the power to direct the receipt of profits from Financial Focus, after it received dividends from, or proceeds from the sale of, such shares of Common Stock, then in such case such persons could be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock from Financial Focus.

      Each of the Reporting Person, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock, as described above in Item 2.

      (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Under the Limited Partnership Agreement of Financial Focus (Amended and Restated as of November 1, 1995) ("Partnership Agreement") by and among Polaris, as general partner, and


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                                                               Page 7 of 8 pages

the limited partners, if for any fiscal year a limited partner has a net profit, an amount equal to twenty percent (20%) of such net profit will be deducted from the limited partner's capital account and reallocated to Polaris as of the end of such fiscal year. Under a loss carryforward provision of the Partnership Agreement, no deduction from a limited partner's capital account with respect to 20% of any net profits will be made from the capital account of a particular limited partner with respect to a fiscal year until any net loss previously allocated to the capital account of such limited partner has been offset by subsequent net profits allocated to the capital account of such limited partner.

      Polaris will allocate the amounts deducted from the capital accounts of the limited partners to its capital account and the capital accounts of such limited partners as it may designate in such proportions as it may determine. Polaris anticipates that the reallocation to certain limited partners of a portion of its 20% share of net profits will only be made to limited partners who are officers or employees of Polaris or relatives of such persons. Polaris and Hersch have an oral understanding that Hersch's compensation will include twenty-five percent (25%) of its 20% share of net profits, if any.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      A copy of the following document is filed as an exhibit to this Statement.

Exhibit 1 Excerpt (Section 6.01 (b)) from the Limited Partnership Agreement of Financial Focus, L.P. (Amended and Restated as of November 1,
            1995) by and among Polaris Private Managers, Ltd., as general partner, and the limited partners thereto.

[In accordance with Rule 101 (a)(2)(ii) of Regulation S-T, the above-referenced previously filed paper exhibit to the paper format Schedule 13D is not required to be restated electronically in this first electronic amendment to the paper format Schedule 13D and is, therefore, omitted from this electronic filing.]


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                                                               Page 8 of 8 pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FINANCIAL FOCUS, L.P.



MARCH 19, 1997                         /s/ STEPHEN H. HERSCH
------------------                     -----------------------------------------
Date                                   Signature



                                       Stephen H. Hersch, Senior Vice President,
                                       Polaris Private Managers Ltd., General
                                       PARTNER OF FINANCIAL FOCUS, L.P.
                                       -----------------------------------------
                                       Name/Title